Exhibit 99.1

Stantec Publishes 8th Annual Sustainability Report
Announces membership in United Nations Global Compact

EDMONTON, AB; NEW YORK, NY (May 12, 2015) TSX, NYSE: STN

Global design firm Stantec has published its 2014 Sustainability Report. The report addresses the company’s continuing actions in priority areas including environmental efficiencies, community investment, diversity, and health and safety. It also highlights Stantec’s environmentally responsive and resilient solutions for clients and  communities across the globe.

“We believe that achievement at every level begins and ends with a strong commitment to being the best we can be,” says Bob Gomes, Stantec’s president and chief executive officer. “This report explores a range of environmental, economic, and social indicators because we hold ourselves to a high standard of responsibility and integrity. Our employees and investors, and the communities in which we live and work, deserve no less.”

In addition to the published sustainability report, Gomes also announced that Stantec has committed to participate in both the United Nations Global Compact and Global Compact Network Canada, its Canadian affiliate network. This worldwide alliance of more than 8,000 companies in 145 countries provides a powerful platform to address universal principles related to human rights, labor, the environment, and anti-corruption, and to advance the group’s commitments to sustainability and corporate citizenship.

Stantec’s eighth consecutive Sustainability Report details environmental performance in key operational areas: energy use, greenhouse gas (GHG) emissions, waste generation, and paper use. With more than 250 offices across diverse geographies in 2014, Stantec mandated the use of a consolidated travel agency system to begin tracking GHG emissions related to business travel, one of the most energy-intensive aspects of its business operations.

The report also documents Stantec’s drive to deliver client solutions in resilient infrastructure, climate change mitigation and adaptation, and sustainable building design. For instance, during 2014, the number of Stantec professionals who received their Envision Sustainability Professional (ENV SP) Credential topped 100.

Other report highlights for 2014: achieved a 13.1% increase in gross revenue and a 12.5% increase in net income over 2013; donated approximately 1% of pre-tax profits to charity; supported thousands of Stantec employees in their volunteer work, including the 5,500-plus who participated in the second annual Stantec in the Community Day.

During 2014, Stantec received a number of notable recognitions. It ranked on Carbon Disclosure Project’s Canadian Carbon Disclosure Leadership Index for the fifth year in a row, placed in the top tier of Engineering News Record’s and Building Design + Construction’s Green Design Firms, and retained its position as one of Canada’s Greenest Employers for the fifth consecutive year.

The 2014 Sustainability Report was prepared in accordance with the internationally recognized Global Reporting Initiative’s G4 framework. The report is available at www.stantec.com/sustainability.

Highlights from the report can be found here.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Media Contact:	Investor Contact:
Marti Mueller	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: (585) 319-3052	Ph: (780) 616-2785
marti.mueller@stantec.com	sonia.kirby@stantec.com

Design with community in mind